Exhibit S

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Jacques POTDEVIN	Olivier PERONNET
JPA	FINEXSI Expert & Conseil Financier
7 rue Galilée	14 rue de Bassano
75116 PARIS	75116 PARIS

ETABLISSEMENTS MAUREL & PROM

Limited company with share capital of €93,604,436

51 rue d’Anjou

75008 Paris

Paris Trade and Companies Register no. 457 202 331

MPI

Limited company with share capital of €11,533,653

51 rue d’Anjou

75008 Paris

Paris Trade and Companies Register no. 517 518 247

Merger Auditors’ Report on the value of contributions to be

made by MPI to ETABLISSEMENTS MAUREL & PROM in the

context of the merger by absorption

Order of the President

of the Paris Commercial Court

1 September 2015

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This document is a free English translation of the Merger Auditors’ Report on the value of contributions to be made by MPI to MAUREL & PROM in the context of the merger by absorption This translation has been prepared solely for the information and convenience of the shareholders of MPI and MAUREL & PROM and other readers. No assurances are given as to the accuracy or completeness of this translation and MPI and MAUREL & PROM assumes no responsibility with respect to this translation or any misstatement or omission that may be contained therein. In the event of any ambiguity or discrepancy between this translation and the original French version of this report, the French version shall prevail.

Important information

This document does not constitute and shall not be construed as an offer or the solicitation of an offer to purchase, sell or exchange any securities of MAUREL & PROM or MPI. In particular, it does not constitute an offer or the solicitation of an offer to purchase, sell or exchange of securities in any jurisdiction (including the US, the United Kingdom, Australia, Canada and Japan) in which it would be unlawful or subject to registration or qualification under the laws of such jurisdiction.

This business combination is made for the securities of a foreign company, and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in any of the documents made available to the public in the context of the business combination have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

In connection with the proposed transaction, the required information documents will be filed with the Autorité des Marchés Financiers (“AMF”). Investors and shareholders are strongly advised to read, when available, the information documents that have been filed with the AMF because they will contain important information.

Shareholders and investors may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from MAUREL & PROM’s website (www.maureletprom.fr) or MPI’s website (www.mpienergy.fr).

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Merger Auditors’ Report on the value of contributions to be made by MPI to ETABLISSEMENTS MAUREL & PROM in the

context of the merger by absorption

Dear Shareholders,

Under the terms of the assignment entrusted to us by Order of the President of the Paris Commercial Court on 1 September 2015, relating to the merger by absorption of MPI by Etablissements Maurel & Prom, we have drawn up the present report on the value of contributions required under Article L236-10 of the French Commercial Code, on the understanding that our assessment of the compensation of contributions is the subject of a separate report.

The terms for this contribution were established in the merger treaty signed on 2 November 2015 by the representatives of the companies concerned.

We have been commissioned to ensure that contributions are not overvalued. To that end, we have performed the procedures in accordance with the professional standards of the national auditing body Compagnie Nationale des Commissaires aux Comptes applicable to this task. These professional standards require that we perform the necessary procedures to assess the value of contributions, ensure that they are not overvalued and verify that they correspond at least to the nominal value of shares issued by Etablissements Maurel & Prom plus the merger premium amount.

At no time were we subject to any legal incompatibility, prohibition or disqualification.

Our duties will end with the submission of this report; it is not our responsibility to update it to take into account events and circumstances occurring after the date of its signature.

Our findings and conclusion are presented below under the following headings:

1.	Presentation of the transaction and description of contributions

2.	Procedures performed and assessment of contributions

3.	Summary

4.	Conclusion

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1.	PRESENTATION OF THE TRANSACTION

The following information emerged from the proposed merger treaty signed by the parties on 2 November 2015:

1.1	Background to the transaction

On 12 December 2011, Etablissements Maurel & Prom’s General Shareholders’ Meeting approved the distribution of the entire capital of its fully-owned subsidiary MPI (previously known as Maurel & Prom Nigeria) for the purpose of increasing the market value of the latter’s stake in Seplat.

The companies, now confronted with a sharp drop in oil prices and a lack of visibility on financial markets which restricts their access to the best possible financing terms, are considering a merger in order to increase their size, financial soundness and boost their capacity for external growth on a highly capitalistic market.

It was against this background that the companies, on 27 August 2015, announced their desire to merge MPI into Maurel & Prom.

This report covers the value of the net assets contributed by MPI to Etablissements Maurel & Prom.

1.2	Companies involved in the transaction

1.2.1	MPI, the absorbed company

MPI is a limited company with a Board of Directors with share capital of €11,533,653.40 divided into 115,336,534 shares with a nominal value of €0.10 each. Its shares are listed on compartment B of Euronext Paris. Its registered offices are located at 51 rue d’Anjou, 75008 Paris.

“The Company has the following purpose, both in France and abroad:

•	owning and managing all shares and membership rights and, to this end, acquiring interests in any company, group or association, particularly by way of purchase, subscription and contribution, as well as sale in any form of said shares or membership rights;

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•	prospecting and exploiting all mineral deposits, particularly liquid or gaseous hydrocarbon deposits and related products;

•	the leasing, acquisition, transfer and sale of all wells, land, deposits, concessions, operating permits and prospecting permits, either on for our own account or on behalf of third parties, whether through participation or otherwise; and the transport, storage, processing, transformation and trading of all natural or synthetic hydrocarbons, all liquid or gaseous products or by-products of the subsoil, and all minerals or metals;

•	the acquisition of any buildings and their management or sale;

•	trading in all products and commodities;

•	issuing any guarantee, on-demand guarantees, surety bonds and other security interests, in particular to any grouping, enterprise or company in which it owns a stake, as part of its operations, as well as the financing or refinancing of its operations; and

•	generally speaking, the company’s direct or indirect participation in all commercial, industrial, real estate, agricultural and financial transactions, in France or other countries, either through the formation of new companies or through the contribution, subscription or purchase of shares or membership rights, a merger, joint venture or otherwise, and generally all transactions of any kind whatsoever directly or indirectly related to these activities and likely to facilitate development or management.”

MPI is a holding company with stakes in different assets, in particular:

•	21.76% of the capital of Seplat, a listed company incorporated under Nigerian law that operates oil and gas deposits in partnership with the Republic of Nigeria. MPI historically owned 45% of Seplat’s capital. This take was reduced on the one hand by the sale to Anglo-Saxon investment funds of securities representing 14.9% of its stake, and by the listing of Seplat on the London and Lagos stock exchanges in April 2014, after which MPI’s remaining stake (30.1%) was diluted to 21.76%. MPI sits on Seplat’s twelve-member Board (and is currently represented by Michel Hochard).

The main assets operated by the company include OMLs 4, 38 and 41 (45%-owned) and more marginally OPL 283 (40%-owned). Reserves owned by Seplat on these various sites are estimated at 281 MMboe, gas and oil combined. The company recently completed the acquisition of a stake in OMLs 53 and 55 and quickly scaled up its gas development operations.

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•	Saint -Aubin Energie (hereinafter “St-Aubin”), a joint-venture 33%-owned by M&P and 66%-owned by MPI, dedicated to exploration. Projects run by the company in Canada and Myanmar are under development, no fields are currently operated.

Seplat has also reduced its investment projects in response to the fall in the price of oil. Similarly to what we observed in the M&P’s Ezanga oil deposit, reductions in the investment programme for fields under development did not give rise to the reassessment of Seplat’s P1 and P2 reserves.

1.2.2	Etablissements Maurel & Prom, the absorbing company

Etablissements Maurel & Prom (hereinafter “M&P”) is a limited company with a Board of Directors with share capital of €93,604,436.31 divided into 121,564,203 shares with a nominal value of €0.77 each. Its shares are listed on compartment B of Euronext Paris. Its registered offices are located at 51 rue d’Anjou, 75008 Paris.

“M&P” has the following purpose, both in France and abroad:

•	the management of all shares and membership rights and, to this end, the acquisition of interests in any company, group or association, particularly by way of purchase, subscription and contribution, as well as the sale in any form of said shares or membership rights;

•	prospecting and exploiting of all mineral deposits, particularly liquid or gaseous hydrocarbon deposits and related products;

•	the leasing, acquisition, transfer and sale of all wells, land, deposits, concessions, operating permits and prospecting permits, either for its own account or on behalf of third parties, whether through participation or otherwise; and the transport, storage, processing, transformation and trading of all natural or synthetic hydrocarbons, all liquid or gaseous products or by-products of the subsoil, and all minerals or metals;

•	the acquisition of any buildings and their management or sale;

•	trading in all products and commodities;

•	generally speaking, the company’s direct or indirect participation in all commercial, industrial, real estate, agricultural and financial transactions, in France or other countries, either through the formation of new companies or through the contribution, subscription or purchase of shares or membership rights, a merger, joint venture or otherwise, and generally all transactions of any kind whatsoever directly or indirectly related to these activities and likely to facilitate development or management.”

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M&P carries out its operations in different countries, notably:

•	Gabon, where it operated an oil deposit in the Ezanga zone under an operating permit in partnership with the Republic of Gabon and owns 80% of the deposits[1]. The reserves of the deposits owned by M&P are estimated at 171.6 million barrels of oil equivalent (MMboe).

•	Tanzania, where it operates a gas field in Mnazi Bay under a production sharing agreement with the Government of Tanzania and Wentworth Resources and owns 48% of rights[2]. The reserves of the deposits owned by M&P are estimated at 35.5 MMboe.

•	Lastly, M&P carries out exploration operations through Saint-Aubin Energie (hereinafter “St-Aubin”), presented above.

Available hydrocarbon reserves are certified by specialised auditors (DeGolyer & MacNaughton and RPS Energy in the present case) and classified under different reserve categories: P1, P2 or P3 depending on the probability of extracting the resources (cf. table below).

Classification of reserves
Reserve categories	Extraction probability
P1 or proven reserves	90%
P2 or probable reserves	50%
P3 or possible reserves	10%

Source: Companies

The levels of reserves communicated by companies are P1 and P2 reserves and are generally classified under reserves known as 2P reserves.

The certification of reserves by experts is based not only on an audit of the technical feasibility of projects, but also on management’s forecasts of the production profile and investment expenditure.

Due to the sharp drop in oil prices, the company implemented a plan to significantly cut investment expenditure in Gabon without any significant impact on P1 & P2 reserves.

[1]	The State of Gabon owns 20% of the rights to the deposits.
[2]	The State of Tanzania owns 20% of rights to the deposits and Wentworth Resources 32%.

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Since there is no update to the specialised auditors’ reserve valuations, we had management confirm that these adjustments would have no significant impact on the estimated reserves.

Lastly, production came to a complete standstill for 15 days from 4 to 19 September due to an accident on the oil pipeline in Gabon (as production gradually resumed from 19 September, notice of the end of the force majeure event was given on 29 September). The production shutdown raised uncertainty as to the achievement of the minimum levels of production required under the loan agreement signed by M&P. The company thus secured a waiver from its largest creditor on 13 October 2015 providing notably for an adjustment to the application of the production covenant, as well as to the accelerated amortisation clause in the loan agreement for tests to be applied at the end of 2015.

1.2.3	Links in terms of capital between the companies and common Executive Officers

On the date on which the proposed merger was signed, the absorbing company and the absorbed company had no cross-holdings. Owing to their history as presented above, the two companies have many common shareholders, in particular Pacifico S.A. (controlled by Jean-Francois Henin) and MACIF, which are historical M&P reference shareholders.

Pacifico S.A. holds some 30% of M&P’s voting rights and about 26% of MPI’s voting rights.

We have received confirmation that M&P and MPI have analysed and documented that no common control is exercised by Pacifico S.A. within the meaning of Article L233-16 of the French Commercial Code between the two merged entities, and that there is no shareholder agreement or contract that could call into question the fact that there is no common control. The companies informed us that Pacifico S.A. shared this analysis, but, as a precaution, had submitted a request to the AMF for confirmation of the absence of a compulsory buyout offer on the shares of Maurel & Prom and MPI under Article 236-6 of the General Regulations of the AMF (cf. paragraph on conditions precedent detailed below). The request is still being processed by the AMF.

Lastly, we present an indicative post-merger breakdown of capital and voting rights, after taking into account statutory provisions requiring the activation on 15 December 2015 of double voting rights for MPI registered shares held since 15 December 2011, as was communicated to us by the companies.

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Shareholders	Number of shares	Share capital	Exercisable voting rights		Theoretical voting rights
Pacifico S.A.	45,177,968	24.45%	58,846,631	29.99%	58,846,631	29.16%
Macif	13,080,892	7.08%	13,080,892	6.67%	13,080,892	6.48%
Employees	1.152.220	0.62%	1.743.048	0.89%	1.743.048	0.86%
Treasury shares	5,562,334	3.01%	—	—	5,562,334	2.76%
Public	119,824,815	64.84%	122,550,272	62.46%	122,550,272	60.73%

TOTAL	184,798,229	100%	196,220,843	100%	201,783,177	100%

Source: Companies on the basis of M&P’s and MPI’s shareholding structure at 14 October 2015

1.2.4	Common Executive Officers and Directors

The companies have the following Executive Officers and Directors in common:

	Maurel & Prom	MPI
Jean-François Hénin	• Director • Chairman of the Board of Directors	• Director • Chairman of the Board of Directors
Xavier Blandin	Director	• Director • Chief Executive Officer
Nathalie Delapalme	Director	Director
Emmanuel de Marion de Glatigny	Director	Director
Michel Hochard	Chief Executive Officer	Deputy Chief Executive Officer

Source: Companies

1.3	Reasons for and aims of the transaction

Four years after splitting and faced with a fall in oil prices, the companies want to merge into an entity that would establish itself among leading independent European oil companies.

The new consolidated group would enjoy economies of scale, potential and greater visibility thanks to the geographical and commercial diversification of its revenue sources, better access to financial markets and cost synergies, as well as huge tax savings.

Through the merger, the companies as a single entity would increase their future growth capacity on a capital-intensive market and could guarantee their respective shareholders a future that is currently uncertain.

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1.4	General terms of the transaction

The terms of the transaction, set out in detail in the merger treaty, signed on 2 November 2015, can be summarised as follows:

Legal regime

The transaction is governed by the legal framework for mergers under the conditions set out by Articles L236-1 et seq. and R 236-1 et seq. of the French Commercial Code.

Tax regime

The absorbed company and the absorbing company are both governed by the corporate tax regime.

Fiscally, it will fall under the preferential tax regime provided for in Article 210 A of the French General Tax Code and be subject to registration duties set out in Articles 816 and 301 A to 301 F of the same Code.

Effective date and execution date of the transaction

The receiving company will become owner and enjoy the assets and rights of the assignor company from date of final execution of the contribution and merger by absorption, i.e. when all the conditions precedent described under §1.32 have been fulfilled.

Under the merger treaty, the transaction shall take effect retroactively from both an accounting and fiscal standpoint on the first day of the ongoing MPI fiscal year on the execution date of the merger. As a result, all transactions carried out by MPI between this date and the final execution date of the merger shall be deemed to be been carried out by M&P. M&P will own the assets assigned by MPI and will enjoy them from the final execution date of the merger.

The final execution date of the merger has been set by express agreement between the parties as the date on which the last of the conditions precedent outlined below is fulfilled, and no later than 29 February 2016.

If the merger is executed after 31 December 2015, additional procedures shall be performed to update our report for the purpose of assessing the impacts, if any, on the value of contributions.

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Conditions precedent

The Merger, the dissolution of the Absorbed Company and the resulting increase in M&P’s capital are subject to the following conditions precedent:

•	confirmation by the Autorité des marchés financiers (the “AMF”) that the Merger would not result in the obligation for Pacifico to file a compulsory buyout offer on M&P and MPI shares pursuant to Article 236-6 of the General Regulations of the AMF;

•	approval by the Extraordinary General Meeting of MPI shareholders of the Merger, this draft merger treaty and the resulting dissolution of MPI and of the Extraordinary Dividend, as set out below (with the General Meeting scheduled to be called on 17 December 2015);

•	approval by the Extraordinary General Meeting of M&P shareholders of the Merger, this draft merger treaty and the resulting increase in the M&P’s capital as compensation for the merger by absorption of MPI (with the General Meeting scheduled to be called on 17 December 2015).

1.5	Description and valuation of the contributions

1.5.1	Description of contributions

The contributions are composed of the totality of items – assets, liabilities and off-balance sheet – that make up MPI’s assets.

They are valued at their actual value as at 1 January 2015 in accordance with CRC regulation 2004-01, since the entities are not under joint control, and on the assumption that the merger will be retroactive to 1 January 2015 (cf. our observation under 1.4 below on the validity of this contribution if it is completed after 31 December 2015).

Net assets contributed, according to the merger treaty signed on 2 November 2015, amounts to €353,749,589.

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MPI’s contribution is composed of the following asset classes:

This description may not be considered as restrictive.

In thousands of Euros	Gross	Impairment	MPI NBV at 31/12/2014	Revaluation and adjustment	Actual value at 31/12/2014
SEPLAT	21,317	0	21,317	118,863	140,180
Saint-Aubin Energie	14,232	0		14,232	14,232
Cardinal	6,060	4,448	1,612	(1,612)	0
MPNATI	83		83		83
Financial Assets	41,692	4,448	37,245	117,251	154,496
Inventory and work in progress	0	0	0		0
Receivables	50	0	50		50
Seplat cash advances	3	0	3		3
MPNATI cash advances	314	0	314		314
Saint-Aubin Energie cash advances	44,396	0	44,396	(6,315)	38,081
Dividends receivable	5,950	0	5,950		5,950
Other receivables	6	0	6		6
Treasury shares	10,627	143	10,485	(10,485)	0
Liquid assets	251,003	0	251,003		251,003
Prepaid expenses	22	0	22		22
Unrealised exchange loss	1,968	0	1,968	(1,968)	0
Current assets	314,340	143	314,197	(18,767)	295,430
Total assets contributed	356,032	4,591	351,442	98,484	449,926

The main items contributed are Seplat securities, securities and advances to Saint-Aubin Energie as well as liquid assets.

The calculation of the actual value of MPI’s stake in London-stock-exchange-listed Seplat is based on an average quoted market price over 1 month, 2 months, 3 months and 4 months prior to the proposed merger treaty date3, i.e. €1.164 (or 84.40 pence based on an average Euro / Pound Sterling exchange rate over the same period of 0.725).

The determination of the actual value of MPI’s stake in Saint-Aubin Energie, with respect to exploration projects, has been made to the extent of MPI’s share (i.e. two-thirds) in historical costs, in accordance with a practice in the oil sector that consists in increasing the value of the sale of exploration assets in this way.

[3]	Calculation method set out as of 8 October 2015 for purposes of the decision of the M&P and MPI Board of Directors in their meeting on 15 October 2015.

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The total actual value of the Absorbed Company’s assets assigned to the Absorbing Company thus amounts to €449,926,032.

MPI’s contribution is composed of the following asset classes, and the designation cannot be considered as restrictive:

In thousands of Euros	Book value at 31/12/2014	adjustment	Actual value at 31/12/2014
Provisions for exchange losses	(1,968)	1,968	0
Retirement provisions	(106)		(106)
Provisions	(2,073)	1,968	(106)
Liabilities relating to Cardinal stake	(1,612)	1,612	0
Trade payables	(937)		(937)
Tax and social security liabilities	(11,411)		(11,411)
Other liabilities	(666)		(666)
Foreign exchange gains (on advances to Saint-Aubin Energie)	(4,535)	4,535	0
Liabilities	(19,160)	6,146	(13,014)
Total liabilities assumed	(21,234)	8,114	(13,119)

The total actual value of the Absorbed Company’s liabilities transferred to the Absorbing Company thus amounts to €13,119,425.

MPI’s Ordinary General Shareholders’ Meeting held on 22 May 2015 decided to pay shareholders dividends in the amount of €0.30 per share, or a total amount of €33,260,222.10 (based on the number of shares composing the capital at 31 December, restated for treasury shares).

Furthermore, it is envisaged that MPI’s General Shareholders’ Meeting called to approve the Merger and the resulting Dissolution of MPI will also decide on an extraordinary dividend of €0.45 per share with dividend rights (the “Extraordinary Dividend”), on the understanding that the Extraordinary Dividend is not subject to the condition precedent of the approval of the Merger by M&P and MPI’s General Shareholders’ Meetings.

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Consequently, the total amount of net assets contributed by the Absorbed Company to the Absorbing Company is €353,749,589, determined as follows:

Calculation of net assets contributed	in thousands of Euros
Assets contributed	449,926
Liabilities assumed	(13,119)
Deduction of 2015 dividend distribution from 2014 reserves by MPI	(33,260)
Deduction of the payment of the extraordinary dividend by MPI	(49,797)
Total net assets contributed	353,750

1.5.2	Compensation for the contribution

Under the terms of the merger treaty signed on 2 November 2015, the proposed compensation for the transaction constituting the subject of this report was calculated based on the actual value of the absorbed company and the beneficiary company, using a multi-criteria approach that resulted in a share exchange parity set by the parties at 1.75 MPI shares for 1 M&P share.

In compensation for the contribution, MPI shareholders will be allocated 63,234,026 fully paid up new shares, with a nominal value of 0.77€ each, issued by increasing Etablissements Maurel & Prom’s capital by €48,690,200.02.

The beneficiary company’s capital following the contribution will be €142,294,636.33 divided into 184,798,229 fully paid up shares with a nominal value of €0.77 each, all of the same class.

Merger premium

The difference between the contribution value, i.e. €353,749,589, and the nominal value of the shares issued as part of the capital increase of the beneficiary company in compensation for the contribution, i.e. €48,690,200.02, is the merger premium amount or €305,059,388.98 that will be recognised as liabilities in the balance sheet of Etablissements Maurel & Prom, the beneficiary company.

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New MPI shares not distributed to shareholders and corresponding to fractional rights will be sold. Proceeds from the sale will be shared among those concerned proportionally to their rights.

Ownership and dividend-bearing date of new shares

New shares shall bear dividends from the final execution date of the contribution, i.e. when all the conditions precedent outlined earlier have been fulfilled.

They will be entirely assimilated with existing shares and will be subject to all the beneficiary company’s statutory provisions.

2.	PROCEDURES PERFORMED AND ASSESSMENT OF CONTRIBUTIONS

2.1	Procedures performed by the Merger Auditors

Our work forms part of the other interventions defined by law and required by the conceptual framework of the professional standards issue by the national auditing body (Compagnie Nationale des Commissaires aux Comptes).

Its purpose is to inform the shareholders of Etablissements Maurel & Prom and those of MPI that the absorbed company’s contributions were not overvalued during the merger.

Consequently, it is neither an audit engagement nor a limited assurance engagement., It also does not involve the validation of the tax regime applicable to the transaction. It is not to be equated to a due diligence engagement conducted for a lender or purchaser and does not involve all the work required for that type of engagement. As a result, our work cannot be used in that context.

Our opinion is given on the date of this report, marking the conclusion of our duties. It is not our responsibility to follow up events, if any, that may occur between the date of this report and the date of the general meeting called to decide on the net asset contribution transaction linked to the merger.

In carrying out the task that was entrusted to us, we performed the procedures that we considered necessary to comply with professional standards issued by the national auditing body (Compagnie Nationale des Commissaires aux Comptes) applicable to this task to:

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•	verify the existence and ownership of the assets contributed and assess the impact, if any, of elements that may affect their ownership;

•	verify the completeness of the liabilities transferred to the absorbing company;

•	check the individual values declared in the proposed merger;

•	verify that the actual value of the contributions as a whole is at least equal to the value of the contributions declared in the proposed merger;

•	ensure, up to the date of this report, that there are no developments or events that could call into question the value of contributions.

In particular:

•	we discussed with the officers responsible for the transaction, as well as with their boards, in order to understand the background to the proposed contribution and analyse the economic, accounting, legal and tax terms being considered;

•	we had access to the management of M&P and MPI, but not to that of SEPLAT, bearing in mind that we had access to a revised production profile established by Seplat’s management and that Seplat’s management answered some of our questions through MPI;

•	we reviewed the merger agreement and its appendices;

•	we reviewed the annual and consolidated financial statements to 31 December 2014 and half-year consolidated financial statements for the six months to 30 June 2015 of MPI and Etablissements Maurel & Prom;

•	we obtained the report on the valuation of MPI and Etablissements Maurel & Prom prepared by the sponsoring bank;

•	we read through the statutory auditors’ reports on the financial statements of the companies concerned which we reviewed and which include unreserved certifications to-date;

•	we obtained the report of the independent expert appointed by MPI’s board on the recommendation of its ad hoc committee set up for purposes of the proposed merger by absorption transaction in question;

•	we received a letter of representation from the officers of the companies concerned notably confirming that there are no developments or events that could significantly affect the value of contributions;

•	we discussed with members of the ad hoc committees of M&P and MPI about the findings of our work on the exchange parity and about the impact, if any, of the information contained in some letters that some MPI shareholders sent to the management of the companies, members of the MPI ad hoc committee, the independent expert, AMF and the college of merger auditors;

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•	we analysed trends in Seplat’s share price and reviewed the valuation method adopted by the parties, and implemented an alternative valuation method to ensure that Seplat’s shares were not overvalued;

•	we obtained the audited financial statements to 31 December 2014 of Saint-Aubin Energie, MPI’s subsidiary;

•	we analysed the valuation Saint-Aubin Energie’s shares and equity interests owned by MPI;

•	we analysed the valuation of other assets and liabilities owned by MPI, as well as any commitments;

2.2	Assessment of contributions

2.2.1	Background and assessment method

The transaction involves the merger by absorption of MPI by Etablissements Maurel & Prom.

The actual value method was used because of the analysis of the absence of common control between the companies involved in the merger transaction and in accordance with CRC Regulation 2004-01 given that this is a transaction between companies under separate control.

The companies analysed control within the meaning of Article L233-16 of the French Commercial Code and notably concluded that Pacifico S.A. had no control over the companies involved in the transaction. This fact is also recalled in both companies’ 2014 annual reports.

Consequently and based on this analysis, the valuation method that the parties agreed to use calls for no special observation on our part.

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2.2.2	Individual value of contributions

The net assets contributed by MPI derive from:

•	the values of the various assets and liabilities recorded in MPI’s annual financial statements to 31 December 2014, which were unreservedly certified by the statutory auditors, less the extraordinary dividend for the fiscal year that will be voted on by the General Shareholders’ Meeting on 17 December 2015;

•	the actual value of Seplat shares calculated based on average share prices over one month, two months, three months and four months on 8 October 2015;

•	the actual value of Saint-Aubin Energie shares which account for 66.7% of the capital and current account advances granted by MPI and valued based on costs incurred by the exploration projects. This approach is commonly used to determine a market value when selling exploration assets. We deem such a method to be valid given that there is no certainty as to the state of the reserves that would result from the exploration projects, and the possibility of using other valid valuation methods.

We ensured that changes in Seplat’s share price since 8 October 2015, when the actual value of Seplat shares was calculated based on average share prices, did not highlight any significant difference. Lastly, this actual value should be understood as cum “interim” dividend of $0.04 per share recently decided by Seplat’s board, as communicated when the third-quarter 2015 financial information was published.

Checks on the selection of valuation methods and their application to the different assets contributed or liabilities assumed, and on their identification among all of MPI’s assets and liabilities, require no further comment on our part.

2.2.3	Total value of contributions

We assessed the total value of contributions through a direct approach by comparing the relative values noted in analyses and procedures conducted to value the compensation for contributions.

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In assessing the compensation for contributions, the following valuation methods were used to assess relative values, and in particular to value MPI’s share:

•	restated net assets calculated using the discounted cash flow method;

•	restated net assets calculated using the discounted cash flow method in the case of M&P and Seplat’s share price in MPI’s case;

•	the share prices of M&P and MPI.

We ensured that the total value of contributions used in the proposed merger treaty which stands at €353.8m after payment of the extraordinary dividend, was consistent with MPI’s valuation range determined using the methods described above.

It is worth noting that only the approach based on the recent share prices of MPI and M&P results in total contribution values lower than the one used. This is due to the structural discount in MPI’s share price and to the sharp drop in share prices over the period leading up to the announcement of the merger. This comment does not necessarily call into question the total value of the contribution considering the composition of MPI’s assets, even on the basis of Seplat’s share price.

All in all, the reference to RNA both in determining the relative values and determining the contribution value seems advisable to us.

The total value of contributions calls for no further comments on our part.

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3.	SUMMARY

Our tasks, as described in this report, lead us to draw attention to the following points:

•	the valuation is based on forecasts in an area that is exposed to trends in commodity prices and foreign currency fluctuations (€/US$), geopolitical risks and financial market volatility.

•	assumptions and forecasts are uncertain by their nature, but nonetheless seemed consistent to us.

•	we did not have direct access to Seplat’s management.

These comments do not call into question our assessment, but are an integral part of it.

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4.	CONCLUSION

Based on our work and as at the date of this report, we are of the opinion that the value of contributions which stands at €353,749,589 is not overvalued and, as a result, net assets contributed are at least equal to the capital increase of the company receiving the contributions, plus the merger premium.

Paris, 2 November 2015

Merger Auditors

Jacques POTDEVIN	Olivier PERONNET

Statutory Auditors

Members of the Compagnie Régionale de Paris